Exhibit 12.1

CONSOLIDATED STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31, (Unaudited)
(millions, except for ratio amounts)	2017	2016	2015	2014	2013
Earnings
Net Earnings (Loss) Before Income Tax	1,430	(1,620)	(8,010)	4,629	(12)
(Income) or loss from equity investees (1)	-	3	3	(4)	(6)
Fixed charges (2)	406	447	696	712	631
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	(41)	-

Total Earnings (Loss)	1,836	(1,170)	(7,311)	5,296	613

Fixed Charges
Interest expense	362	391	610	663	557
Amortized premiums, discounts & capitalized expenses	1	6	4	(9)	6
Estimate of interest in rental expenditures	43	50	82	58	68

Total Fixed Charges	406	447	696	712	631
Ratio of Earnings to Fixed Charges (2)	4.5	(2.6)	(10.5)	7.4	1.0

(1)	There were no distributions of income from equity investees.
(2)	The amount by which earnings were insufficient to cover fixed charges was approximately $8,007 million for the year ended December 31, 2015; and $1,617 million for the year ended December 31, 2016.